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November 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App 2 LLC Amended Offering Statement on Form 1-A Filed November 10, 2021 File No. 024-11648

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App 2 LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 22, 2021 (the “Comment Letter”) with respect to the Company’s Amended Offering Statement on Form 1-A filed with the Commission on November 10, 2021 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comment has been reproduced in italics herein with response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Amended Offering Statement on Form 1-A

General

1. We note your revised disclosure that a subscription will be accepted or rejected in whole or in part in the Manager’s sole discretion promptly within 10 business days following receipt of the Subscription Agreement. Please reconcile this disclosure with your further statement on page 2 that no subscriptions to a given Series will be accepted before title to the Property underlying the relevant Series can be transferred to such Series, and clarify whether this would delay rejection or acceptance of subscriptions beyond the 10 business day period.

Response to Comment No. 1

In response to the Staff’s comment, the Company is filing a further amended Offering Statement that removes statements on pages 2, 3, 12, and 63 that previously stated that no subscriptions to a given Series will be accepted before title to the Property underlying the relevant Series can be transferred to such Series. A subscription will be accepted or rejected in whole or in part in the Manager’s sole discretion promptly within 10 business days following receipt of the Subscription Agreement. The revised disclosure is intended to conform to the language with respect to the same disclosure in the Company’s affiliate offering statement for Landa App LLC.

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If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Yishai Cohen, Chief Executive Officer
Neeraj Kumar, General Counsel
Landa Holdings, Inc..

Matthew Schoenfeld, Esq.
Farnell Morisset, Esq.
Goodwin Procter LLP